File No. 70-[    ]


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM U-1
                               APPLICATION-DECLARATION
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         ___________________________________

                            INTERSTATE ENERGY CORPORATION
                              222 WEST WASHINGTON AVENUE
                            MADISON, WISCONSIN 53703-0192

                        (Name of company filing this statement
                     and address of principal executive offices)
                         ___________________________________

                            INTERSTATE ENERGY CORPORATION

                (Name of top registered holding company parent of each
                               applicant or declarant)
                         ___________________________________

                                Erroll B. Davis, Jr.,
                                    President and
                               Chief Executive Officer
                            Interstate Energy Corporation
                              222 West Washington Avenue
                            Madison, Wisconsin 53703-0192

                       (Name and address of agent for service)
                          ___________________________________

             The Commission is requested to send copies of all notices, orders and communications in connection with this
                             Application/Declaration to:

          Barbara J. Swan, General Counsel     William T. Baker, Jr., Esq.
          Steven R. Suleski, Senior Attorney   Thelen Reid & Priest LLP
          Interstate Energy Corporation        40 West 57th Street
          222 West Washington Avenue           New York,New York 10019-4097
          Madison, Wisconsin 53703-0192

          ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.
                    ------------------------------------

          I.   INTRODUCTION

               Interstate Energy Corporation ("Interstate" or the
          "Company") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").* Interstate is proposing herein to implement a shareowners rights plan.

               The Board of Directors of Interstate ("Board") previously authorized and implemented a shareowner rights plan, dated as of February 22, 1989 (the "1989 Plan"). The Securities and Exchange Commission (the "Commission") approved the 1989 Plan as part of the initial Application-Declaration under the Act filed by
          Interstate.**   However, since the rights issued pursuant to
          the 1989 Plan will expire at the close of business on February 22, 1999, the Board is considering implementing a new shareowners rights plan as described herein.

          II.  BACKGROUND FOR PROPOSED RIGHTS DIVIDEND

               Unsolicited attempts to acquire public companies have required boards of directors and their shareowners to make difficult decisions affecting the value, and on occasion the existence, of companies within extremely short time periods.
          Such takeover attempts often occur when a company is particularly vulnerable and when its board has determined that the company's inherent long-term values are inadequately recognized by the marketplace. Many of these attempts have involved partial or two-tiered offers, the breakup of the corporate structure and sale of assets, or have taken the form of creeping acquisitions of stock that deprive shareowners of participation in a control premium.

               The changing regulatory environment (including the possible repeal or amendment of the Act) suggests that public utility holding companies, such as Interstate, and their shareowners are losing to some degree the regulatory protection against hostile acquisitions that they formerly had. Recent significant developments in the utility industry have also resulted in increased takeover activity, including hostile or other unwanted takeover bids, further indicating that Interstate's shareowners may be at risk of losing the long-term value of Interstate if the existing shareowner rights plan is not replaced by the time of its expiration at the close of business on February 22, 1999.

               Shareowner rights plans have become a widely accepted means to maximize shareowner value by reducing the risk of nonrealization of shareowner value due to opportunistic takeover proposals. The continuation of such a plan by Interstate would deter abusive takeover tactics by making them unacceptably expensive to the party pursuing such tactics and would encourage potential acquirors to negotiate with the Board and to assist it


          ____________________

          *  See WPL Holdings, Inc., et al., HCAR No. 26856 (April 14, 1998).

          ** See id.

          in obtaining the highest value for Interstate's shareowners, especially in a hostile or unwanted takeover situation. The plan therefore may, in certain circumstances, permit the Board to thwart an inadequate offer. A shareowner rights plan would also provide the Board with a role (supplemental to the role of the Commission under the Act) in discouraging implicitly coercive takeover tactics and would enable the Board to provide holders of Interstate's common stock, $.01 par value per share (the "Common Shares"), adequate time to properly assess a takeover bid without undue pressure. Moreover, a shareowner rights plan may enhance the probability that a competing bid will emerge. Over 2,000 American public companies have adopted rights plans, including over 55% of the S&P 500 companies and over 45% of the Business
          Week 1000 companies, and at least 29 public utility companies. Indeed, the Commission has approved the adoption of shareowner rights plans. See, e.g., Consolidated Natural Gas Company, HCAR No. 26434 (December 19, 1995); National Fuel Gas Company, HCAR
          No. 26532 (June 12, 1996); New Century Energies, Inc., HCAR No. 26751 (August 1, 1997); and Conectiv, Inc., HCAR No. 26861 (April 22, 1998).

               A shareowner rights plan, however, would not make Interstate acquisition-proof nor preclude a proxy contest. A shareowner rights plan protects against takeover abuses, it gives all parties an increased period of time in which to make decisions on fundamental questions such as a takeover, and it strengthens the ability of the Board to fulfill its fiduciary duties in considering an offer that gives maximum long-term value to all holders of Common Shares.

          III. DESCRIPTION OF RIGHTS TO PURCHASE COMMON SHARES

          General
          -------

               The Board proposes to declare a dividend distribution of one common share purchase right (a "Right") for each Common Share outstanding. The distribution will be payable on a record date (the "Record Date") yet to be established. Each Right would entitle the registered holder to purchase from the Company one-half of one Common Share at an initial price of $95.00 per full Common Share (equivalent to $47.50 for each one-half of one Common Share) (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Firstar Bank Milwaukee, N.A. as Rights Agent (the "Rights Agent"), a draft of which is attached hereto as Exhibit A-3.

          Distribution Date; Transfer of Rights
          -------------------------------------

               Until the earlier of (i) the tenth day following the date of a public announcement that any individual, firm, corporation or other entity, including any successor (by merger or otherwise) of such entity (each, a "Person") (not including the Company, any subsidiary of the Company, any employee benefit plan of the Company or of a subsidiary of the Company, any entity holding Common Shares for or pursuant to the terms of any such plan, or any trustee, administrator or fiduciary of such a plan) (an "Acquiring Person") acquired, or obtained the right to acquire or to vote, beneficial ownership of Common Shares aggregating 15% or more of the Common Shares then outstanding or (ii) the tenth business day (or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person) after the date of commencement or announcement of an intention of any Person to commence a tender or exchange offer the consummation of which would result in any Person (not


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


          including the Company, any subsidiary of the Company, any employee benefit plan of the Company or of a subsidiary of the Company, any entity holding Common Shares for or pursuant to the terms of any such plan, or any trustee, administrator or fiduciary of such a plan) acquiring, or obtaining the right to acquire or to vote, beneficial ownership of Common Shares aggregating 15% or more of the then outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Common Shares registered in the names of the holders thereof. On the Record Date, or as soon as practicable thereafter, the Company will send a copy of the Summary of Rights to Purchase Common Shares (the "Rights Summary") to each record holder of Common Shares as of the close of business on the Record Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Shares certificates which become outstanding after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificate for Common Shares outstanding on the Record Date, with or without a copy of the Rights Summary, shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. As soon as practicable after the Distribution Date, the Company will send or cause to be sent to each record holder of Common Shares as of the close of business on the Distribution Date, a separate certificate evidencing the Rights ("Rights Certificate") evidencing one Right for each Common Share so held. As of the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

               The Rights are not exercisable until the Distribution Date. No less than two Rights and only integral multiples of two Rights, may be exercised at any one time by any holder of Rights. The Rights will expire at the close of business on the tenth anniversary of the Record Date (the "Expiration Date"), unless earlier redeemed or exchanged, or the Rights Agreement is amended, by the Company as described below.

          Exercise of Rights for Common Shares of the Company
          ---------------------------------------------------

               In the event that any Person becomes an Acquiring Person (other than in certain situations), each holder of a Right shall thereafter have the right to receive, upon exercise thereof at a price equal to the then current Purchase Price multiplied by the number of Common Shares for which a Right is then exercisable, such number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company or a reduction in the Purchase Price) equal to the result obtained by (i) multiplying the then current Purchase Price per full share by the number of Common Shares for which a Right is then exercisable and dividing that product by (ii) 50% of the then current market price of the Common Shares. From and after such time as a Person becomes an Acquiring Person, any Rights that are (or, in certain circumstances, were) acquired or beneficially owned by an Acquiring Person shall be void and any holder of such Rights shall thereafter have no right to exercise such Rights.

          Exercise of Rights for Shares of the Acquiring Company
          ------------------------------------------------------

               In the event, directly or indirectly, at any time after a Person has become an Acquiring Person, (i) the Company shall consolidate with, or merge with and into, any other Person (other than a subsidiary of the Company in certain situations) and the Company shall not be the continuing or surviving corporation of such consolidation or merger, (ii) any Person (other than a


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


          subsidiary of the Company in certain situations) shall consolidate with, or merge with and into, the Company and the Company shall be the continuing or surviving corporation of such consolidation or merger, or any Person or Persons (other than a subsidiary of the Company in certain situations) shall consummate a share exchange with the Company, and, in connection with such consolidation, merger or share exchange, all or part of the outstanding Common Shares shall be changed into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property, or (iii) the Company shall sell or otherwise transfer (or one of its subsidiaries shall sell or otherwise transfer), in one or a series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) to any Person or Persons (other than the Company or a subsidiary of the Company in certain situations), then proper provision shall be made so that holders of Rights (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at a price equal to the then current Purchase Price multiplied by the number of Common Shares for which a Right is then exercisable, such number of common shares of the acquiring person equal to the result obtained by (i) multiplying the then current Purchase Price per full share by the number of common shares for which a Right is then exercisable and dividing that product by
          (ii) 50% of the then current market price of the common shares of the acquiring person.

          Adjustments to Purchase Price
          -----------------------------

               The Purchase Price, the number of Common Shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event the Company shall (i) declare a dividend on the Common Shares payable in Common Shares, (ii) subdivide the outstanding Common Shares,
          (iii) combine the outstanding Common Shares into a smaller number of Common Shares or (iv) issue any shares of its capital stock in a reclassification of the Common Shares (including any reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided.

               With certain exceptions, no adjustment in the Purchase Price shall be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The Company shall not be required to issue fractions of Common Shares and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise. No Rights may be exercised that would entitle the holder thereof to any fractional Common Share greater than one-half of a Common Share unless concurrently therewith such holder purchases an additional fraction of a Common Share which when added to the numbers of Common Shares to be received upon such exercise, equals an integral number of Common Shares.

          Redemption and Exchange of Rights
          ---------------------------------

               At any time after any Person becomes an Acquiring Person and before any Person (not including the Company, any subsidiary of the Company, any employee benefit plan of the Company or of a subsidiary of the Company, any entity holding Common Shares for or pursuant to the terms of any such plan, or any trustee, administrator or fiduciary of such a plan) acquired, or obtained the right to acquire or to vote, beneficial ownership of 50% or more of the outstanding Common Shares of the Company, the Board may, at its option, exchange the Rights (other than Rights owned by an Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one Common Share per Right, subject to adjustment.

               At any time prior to a Person becoming an Acquiring Person, the Board may, at its option, redeem the Rights in whole, but not in part, at a redemption price of $.001 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the effectiveness of the action of the Board ordering the redemption of the Rights or the exchange of any Rights, respectively, the Company shall promptly give public notice of any such redemption or exchange, and upon such action, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive the Redemption Price or exchanged shares, respectively.

               Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareowner of the Company, including, without limitation, the right to vote or to receive dividends.

          Amendments to Terms of the Rights
          ---------------------------------

               Prior to the Distribution Date, the Company may supplement or amend any provision of the Rights Agreement without the approval of the holders of Common Shares, including, without limiting the foregoing, amending the Rights Agreement to lower the 15% thresholds (as specified in "Distribution Date; Transfer of Rights" supra) to not less than 10% with appropriate exceptions for persons then beneficially owning Common Shares constituting a percentage equal to or in excess of the new threshold. From and after the Distribution Date, the Company may supplement or amend the Rights Agreement in order (i) to cure any ambiguity, (ii) to correct or supplement any provision which may be defective or inconsistent with any other provision in the Rights Agreement, (iii) to shorten or lengthen any time period in the Rights Agreement, or (iv) to change or supplement the provisions of the Rights Agreement which the Company deems necessary or desirable and which shall not adversely affect the holders of Right Certificates (other than an Acquiring Person); provided that the Rights Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence,
          (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights. Notwithstanding any of the foregoing in this paragraph, no supplement or amendment shall be made which reduces the then effective Redemption Price or moves to an earlier date the then effective final Expiration Date.

          IV.  AUTHORIZATIONS SOUGHT

               Interstate herein seeks authorization to implement the shareowner rights plan as described in this Application-Declaration and embodied in the Rights Agreement. This would include, among other actions permitted by the Rights Agreement, the following transactions:

               (i)  the dividend distribution of the Rights;


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

               (ii) the making of adjustments to the Purchase Price;

              (iii) the sale and issuance of Common Shares or other
                    Interstate securities, or the transfer of other assets, upon exercise of the Rights;

               (iv) the redemption of the Rights and the issuance of Common
                    Shares in connection therewith, and the issuance of Common Shares or other Interstate securities, or the transfer of other assets, in exchange for the Rights; and

               (v) amending of the Rights Agreement as permitted by the terms thereof.


          ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
                    ------------------------------

               It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Interstate in connection with the proposed transactions will be as follows:

               Rights Agent Fees                            $    *
               Outside Counsel's Fees & Advisor's Fees      $    *
               Printing and Mailing Costs                   $    *
               Miscellaneous Expenses                       $    *
                                                            ==========
                                                            $    *

               * To be filed by amendment.


          ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
                    -------------------------------

               Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 under the Act are deemed to be applicable to the proposed dividend distribution of the Rights, and any subsequent exercise or redemption of the Rights.

               While the Rights are technically a dividend on the Common Shares for corporate law purposes, in and of themselves they have no economic value and, therefore, are not a "dividend" out of capital or capital surplus for the purpose of Section 12(c) of the Act.

               Because there is no intent that the Rights ever become exercisable, they are regarded more appropriately as being in the nature of an addition to the rights of shareowners under Sections 6(a)(2) and 7(e) rather than as an issuance of securities under
          Section 6(a)(1) and 7(c) and (d). However, if such latter sections were to be regarded as applicable, then any issuance of Common Shares pursuant to the Rights are deemed to meet the requirements of Section 7(c)(2)(D) and none of the negative findings required under Section 7(d) can be made.

               To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

               The proposed transactions are also subject to the requirements of Section 32(h)(4) and Rule 54 thereunder.

          STATEMENT PURSUANT TO RULE 54
          -----------------------------

               Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an "exempt wholesale generator" or "foreign utility company", as such terms are defined in Sections 32 and 33, respectively, of the Act, or other transactions by such registered holding company or its subsidiaries other than with respect to "exempt wholesale generators" or "foreign utility companies", the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an "exempt wholesale generator" or a "foreign utility company" upon the registered holding company system if the "safe harbor" conditions of Rule 53 are satisfied.

               Interstate currently meets all of the "safe harbor" conditions of Rule 53. Interstate's "aggregate investment", as defined in Rule 53(a)(1)(i) under the Act, in "exempt wholesale generators" and "foreign utility companies" at June 30, 1998 was approximately $68 million, representing approximately 11.5% of Interstate's "consolidated retained earnings", as defined in Rule 53(a)(1)(ii), for the four quarters ended June 30, 1998 ($591 million). Furthermore, Interstate has and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated "exempt wholesale generators" and "foreign utility companies." In addition, as required by Rule 53(a)(3), no more than 2% of the employees of Interstate's operating utility subsidiaries will, at any one time, directly or indirectly, render services to "exempt wholesale generators" and "foreign utility companies." Finally, since none of the circumstances described in Rule 53(b) exists, the provisions of Rule 53(a) are not made inapplicable by Rule 53(b).


          ITEM 4.   REGULATORY APPROVAL.
                    -------------------

               No state regulatory body or agency and no other federal commission or agency other than the Commission has jurisdiction over the transactions proposed herein.


          ITEM 5.   PROCEDURE.
                    ---------

               The applicant requests that the Commission's order be issued as soon as the rules allow, and in any event no later January 11, 1999, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.


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


          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
                    ---------------------------------

               The following exhibits are made a part of this statement:

               (a)  Exhibits

               A-1 Restated Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit
                    3.2 to the Company's Current Report on Form 8-K, dated April 21, 1998 (File No. 1-09894)).

               A-2 Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K, dated April 21, 1998 (File No. 1-
                    09894)).

               A-3  Draft of Rights Agreement, including exhibits.

               B    None

               C    None

               D    None

               E    None

               F    Opinion of counsel (To be filed by amendment).

               G    Financial Data Schedule for the Company
                    (incorporated by reference to Exhibit 27.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-09894)).

               H    Proposed notice pursuant to Rule 22(f).

               (b)  Financial Statements

               1 Consolidated Balance Sheet of the Company as of June 30, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-09894)).

               2 Consolidated statement of income and surplus of the Company for the six months ended June 30, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-09894)).



          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
                    ---------------------------------------

               As more fully described in Item 1, the proposed transactions subject to the jurisdiction of this Commission relate only to the dividend of the Rights and any subsequent exercise, redemption or exchange of the Rights and involve no major federal action significantly affecting the quality of the human environment within the meaning of the National Environmental Policy Act.

               No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.




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


                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        INTERSTATE ENERGY CORPORATION



                                        By:     /s/ Erroll B. Davis, Jr.
                                            -------------------------------
                                            Name:   Erroll B. Davis, Jr.
                                            Title:  President and Chief
                                                    Executive Officer



          Date: October 27, 1998

                                    Exhibit Index
                                    -------------

               Exhibit        Description
               -------        -----------

               A-3       Draft of Rights Agreement, including exhibits.

               H         Proposed notice pursuant to Rule 22(f).




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